Filed by: Civitas Resources, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Civitas Resources, Inc.

Commission File No.: 001-35371

On November 3, 2025, Civitas Resources, Inc. (“Civitas”) distributed the following email communication to Civitas employees:

Subject Line: An Exciting Transformation in Civitas Resources’ Journey

Good Morning Fellow CIVI Employees,

We are thrilled to share a transformative milestone that will not only become part of our company’s great history but is also one that is a key steppingstone in our continued journey.  Today, we announced that we’ve entered into a merger agreement with SM Energy. This is more than just a combination of two companies; it is a remarkable opportunity to create scale and value for Civitas Resources, paving the way for greater innovation and growth than ever before.

As you know, our industry has experienced significant consolidation over the last several years. Creating value through scale, efficiency, and portfolio optimization is essential for long-term success. By combining our portfolios, we are transforming into a top 10 U.S. independent oil-focused producer and proactively shaping our future, ensuring we remain competitive in today’s industry. We expect this transaction to add significant free cash flow and create enhanced scale as we move on a path to achieve an investment grade profile and position the combined company to extend inventory life.   Among many desired outcomes, the combined company will have:

•	~800,000 total net acres

•	Permian anchor w/ > 250,000 net acres

•	>500 mboe/d production

•	1.5 BBoe proved reserves (YE24)

•	The ability to take advantage of synergies and add value through our well-recognized technical expertise

All the above gives us a fantastic opportunity to make our asset portfolio even greater and enhance future value for our stockholders.

Governance for Combined Company

As disclosed in our press release and investor materials this morning, the Board of Directors of the combined company will consist of six directors appointed by SM, and five directors appointed by CIVI.  Julio Quintana, SM’s Chairman, will remain as Chairman of the combined company board.  Herb Vogel will remain as CEO of SM until March 1, 2026, and their expected announced CEO transition to Beth McDonald remains unchanged, whereby Beth will continue to serve as the combined company CEO.

What’s Next and What Does this Mean for You?

As this process unfolds in the coming months, our commitment to our employees, stakeholders, and core values remains unwavering.  As we enter this next phase between today and our anticipated closing date in early 2026, both leadership teams are working to ensure as smooth and seamless a transition as possible.  We are eager to keep you informed and will share regular updates/details throughout this time as they become available.  In the meantime, we all should continue operating our business as usual—delivering reliable, responsible energy, while doing so with an unwavering commitment to safety.

It’s up to all of us to ensure the integration of the two companies is successful and enables us to continue our long-standing commitment to excellence, growth, and value creation.  Without a doubt, we recognize this transaction will require significant effort by every employee to ensure a successful integration. And it will require us to dive in and embrace all our core competencies.  We are very confident we have the right teams to execute on this endeavor successfully.  We just demonstrated integration success with our new Permian assets; let’s do it again!  Communication will be critical as we navigate this change, so please work with your leaders to communicate any concerns, wins, or critical information, no matter how big or small you think they may be.

We also understand that with a change of this magnitude, there are many questions you all have.  Please bring those questions to the Town Hall later today, November 3rd, where we will be excited to connect, address your questions, and share more about our vision for the future together.  It’s an exciting time to be at CIVI!

Please stay safe,

Wouter

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address events or developments that SM Energy Company (“SM Energy”) and Civitas Resources, Inc. (“Civitas”) expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the transactions contemplated by the Agreement and Plan of Merger, dated November 2, 2025 (the “Merger Agreement”), among SM Energy, Civitas and Cars Merger Sub, Inc. (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of SM Energy or Civitas may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of SM Energy’s common stock or Civitas’ common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of SM Energy and Civitas to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond SM Energy’s or Civitas’ control, including those detailed in SM Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at sm-energy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Civitas’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Civitas’ website at ir.civitasresources.com/investorrelations and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that SM Energy and Civitas believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by SM Energy and Civitas in light of their perceptions of current conditions, expected future developments, and other factors that SM Energy and Civitas believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SM Energy intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of SM Energy (the “Joint Proxy Statement/Prospectus”). Each of SM Energy and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that SM Energy or Civitas, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of SM Energy and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SM ENERGY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about SM Energy, Civitas and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by SM Energy will be available free of charge on SM Energy’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investorrelations/Overview/default.aspx. The information included on, or accessible through, SM Energy’s or Civitas’ website is not incorporated by reference into this communication.

Participants in the Solicitation

SM Energy, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SM Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SM Energy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by SM Energy on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Civitas on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from SM Energy and Civitas using the sources indicated above.